FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 27, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of June 30, 2007.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of June 30, 2007	CELLULAR S.A.
and December 31, 2006

ASSETS	Notes	June 30, 2007	December 31, 2006
		(Unaudited)
		US$’000	US$’000
Non Current Assets

Intangible assets, net		492,746	482,775
Property, plant and equipment, net	5	1,563,037	1,267,159
Investment in associates		8,547	6,838
Financial assets
Pledged deposits		5,507	4,512
Other		16,238	21,713
Deferred taxation		3,442	3,706

Total Non-Current Assets		2,089,517	1,786,703

Current Assets

Financial assets
Pledged deposits	3	6,746	45,402
Inventories		50,534	54,245
Trade receivables, net		189,312	185,455
Amounts due from joint ventures and joint venture partners		14,535	37,346
Amounts due from other related parties		1,785	1,221
Prepayments and accrued income		80,204	58,429
Current tax assets		11,906	4,916
Other current assets		104,448	83,512
Cash and cash equivalents		1,087,144	656,692

Total Current Assets		1,546,614	1,127,218

Assets held for sale	4	—	407,073

TOTAL ASSETS		3,636,131	3,320,994

The accompanying notes are an integral part of these condensed financial statements

EQUITY AND LIABILITIES	Notes	June 30, 2007	December 31, 2006
		(Unaudited)
		US$’000	US$’000

EQUITY
Share capital and premium	6	381,504	372,526
Other reserves		22,948	2,966
Accumulated profit/(losses) brought forward		127,856	(39,565)
Profit for the period/year attributable to equity holders		446,765	168,947
		979,073	504,874
Minority interest		72,650	77,514
TOTAL EQUITY		1,051,723	582,388

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	8	539,252	538,673
4% Convertible Notes – Debt component	8	175,393	171,169
Other debt and financing	8	763,742	649,153
Other non-current liabilities		49,911	49,353
Deferred taxation		38,063	34,368
Total non-current liabilities		1,566,361	1,442,716

Current Liabilities
Debt and other financing	8	157,687	134,661
Trade payables		513,454	428,304
Amounts due to joint ventures and joint venture partners		8,306	32,017
Amounts due to other related parties		4,502	5,184
Accrued interest and other expenses		137,869	113,316
Current tax liabilities		60,745	89,077
Other current liabilities		135,484	99,292
Total current liabilities		1,018,047	901,851

Liabilities directly associated with assets held for sale	4	—	394,039

TOTAL LIABILITIES		2,584,408	2,738,606

TOTAL EQUITY AND LIABILITIES		3,636,131	3,320,994

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the six months ended June 30, 2007	CELLULAR S.A.
and June 30, 2006

	Notes	Six months ended June 30, 2007	Six months ended June 30, 2006 (i)
		(Unaudited)	(Unaudited)
		US$’000	US$’000

Revenues	9	1,176,051	644,248
Cost of sales		(447,316)	(248,619)
Gross profit		728,735	395,629
Sales and marketing		(198,920)	(92,610)
General and administrative expenses		(192,740)	(94,577)
Other operating expenses		(22,144)	(19,346)
Other operating income		—	697
Gain from sale of subsidiaries and joint ventures, net		—	5,467
Operating profit	9	314,931	195,260
Interest expense		(79,404)	(55,457)
Interest income		25,690	14,021
Other non operating income (expenses), net		240	(2,895)
Profit from associates		1,781	655
Profit before taxes from continuing operations		263,238	151,584
Charge for taxes	11	(87,624)	(47,850)
Profit for the period from continuing operations		175,614	103,734
Profit/(loss) for the period from discontinued operations	3, 4	258,852	(34,467)
Net profit for the period		434,466	69,267

Attributable to:
Equity holders of the Company		446,765	67,261
Minority interest		(12,299)	2,006
		434,466	69,267
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	12	4.43	0.67

Diluted (US$)
Profit for the period attributable to equity holders	12	4.22	0.67

(i)             Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 4)

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended June 30, 2007	CELLULAR S.A.
and June 30, 2006

	Notes	Three months ended June 30, 2007	Three months ended June 30, 2006 (i)
		(Unaudited)	(Unaudited)
		US$’000	US$’000

Revenues	9	613,350	341,332
Cost of sales		(235,838)	(130,171)
Gross profit		377,512	211,161
Sales and marketing		(106,042)	(49,833)
General and administrative expenses		(99,563)	(51,555)
Other operating expenses		(11,910)	(10,095)
Other operating income		—	201
Gain from sale of subsidiaries and joint ventures, net		—	4,478
Operating profit	9	159,997	104,357
Interest expense		(40,265)	(27,146)
Interest income		13,305	7,448
Other non operating income, net		(304)	(10,432)
Profit from associates		1,129	393
Profit before taxes from continuing operations		133,862	74,620
Charge for taxes	11	(39,891)	(22,308)
Profit for the period from continuing operations		93,971	52,312
Profit/(loss) for the period from discontinued operations	4	2,653	(17,817)
Net profit for the period		96,624	34,495

Attributable to:
Equity holders of the Company		101,565	33,854
Minority interest		(4,941)	641
		96,624	34,495
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders		1.01	0.34

Diluted (US$)
Profit for the period attributable to equity holders		0.98	0.33

(i)            Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 4)

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of cash flows

For the six months ended June 30, 2007

and June 30, 2006

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Net cash provided by operating activities	400,913	198,107

Cash flows from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	—	(56,700)
Proceeds from disposal of subsidiaries and joint ventures, net of cash disposed	263,037	(3,675)
Proceeds from the disposal of other investments	—	7,745
Purchase of intangible assets	(1,494)	(21,564)
Purchase of property, plant and equipment	(356,177)	(258,988)
(Increase) in amounts due from joint ventures	(1,012)	(1,650)
Decrease /(increase) in pledged deposits	37,688	(969)
Cash used by other investing activities	818	150
Net cash used by investing activities	(57,140)	(335,651)

Cash flows from financing activities
Proceeds from issuance of shares	2,561	11,797
Proceeds from issuance of debt and other financing	193,224	171,029
Repayment of debt and financing	(116,018)	(133,183)
Payment of dividends to minority interests	—	(4,296)
Net cash provided by financing activities	79,767	45,347
Effect of exchange rate changes on cash balances	6,912	2,381
Net increase/(decrease) in cash and cash equivalents	430,452	(89,816)

Cash and cash equivalents, beginning	656,692	596,567

Cash and cash equivalents, ending	1,087,144	506,751

The cash flows of discontinued operations (which are included in the above cashflows) are presented below:
Net cash used by operating activities	(1,398)	(20,952)
Cash flow provided (used) by investing activities	263,037	(36,059)
Cash flow used by financing activities	—	(2,126)
	261,639	(59,137)

Non-cash investing and financing activities
Investing activities
Acquisition of property, plant and equipment	(12,063)	—
Asset retirement obligation	(6,055)	—

Financing activities
Share-based compensation	10,171	6,593
Shares issued as payment of bonuses	1,000	—
Vendor financing	12,063	—

The accompanying notes are an integral part of these condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
For the periods ended June 30, 2006, December 31, 2006 and June 30, 2007

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital	Share Premium	Treasury stock	Accumulated profit and loss account	Other Reserves	Total	Minority interest	Total Equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the period	—	—	—	—	—	67,261	—	67,261	2,006	69,267
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,296)	(4,296)
Shares issued via the exercise of stock options	747	655	1,121	3,059	8,833	—	(1,216)	11,797	—	11,797
Share based compensation	—	—	—	—	—	—	6,593	6,593	—	6,593
Fair value adjustment on financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	(7,824)	(7,824)
Transfer to accumulated losses brought forward	—	—	—	(101,937)	—	101,937	—	—	—	—
Currency translation differences	—	—	—	—	—	—	(442)	(442)	119	(323)
Balance as of June 30, 2006 (unaudited)	100,451	—	150,676	216,724	—	27,696	(13,590)	381,506	24,184	405,690
Profit for the period	—	—	—	—	—	101,686	—	101,686	(10,970)	90,716
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(577)	(577)
Shares issued via the exercise of stock options	166	—	248	2,515	—	—	(333)	2,430	—	2,430
Share based compensation	67		101	2,262			3,894	6,257	—	6,257
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	60,324	60,324
Currency translation differences	—	—	—	—	—	—	12,995	12,995	4,553	17,548
Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388
Profit for the period	—	—	—	—	—	446,765	—	446,765	(12,299)	434,466
Transfer to the legal reserve	—	—	—	—	—	(1,526)	1,526	—	—	—
Shares issued via the exercise of stock options	136	—	204	2,744	—	—	(387)	2,561	—	2,561
Shares issued as payment of bonuses	14	—	20	980	—	—	—	1,000	—	1,000
Share based compensation	67	—	101	4,929	—	—	5,141	10,171	—	10,171
Currency translation differences	—	—	—	—	—	—	13,702	13,702	7,435	21,137
Balance as of June 30, 2007 (unaudited)	100,901	—	151,350	230,154	—	574,621	22,948	979,073	72,650	1,051,723

The accompanying notes are an integral part of these condensed financial statements

Notes to Interim condensed consolidated Financial Statements	MILLICOM INTERNATIONAL
As of June 30, 2007	CELLULAR S.A.

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of June 30, 2007, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Group sold its remaining Pakistani operation, Paktel Limited, in February 2007. The Company’s shares are traded on the NASDAQ Global Select Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg stock exchange on January 16, 2006. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under number B 40 630.

Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) have been condensed or omitted. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report for the year ended December 31, 2006 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2006. As disclosed in Note 2 of Millicom’s consolidated financial statements for the year ended December 31, 2006, on January 1, 2007, several new IFRS pronouncements became effective. Management determined that none of them have a material impact on Millicom’s accounting principles.

3.   DISPOSALS OF SUBSIDIARIES

On February 13, 2007, Millicom completed the sale of its 88.86% shareholding in Paktel Limited, resulting in a gain of $258.3 million and net proceeds of $263.0 million up to June 30, 2007. In addition, $30.0 million of pledged deposits were released.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Pakcom Limited and Paktel Limited

In November 2006, Millicom decided to exit from its remaining business in Pakistan, Paktel Limited, and, as a result Paktel Limited and Pakcom Limited have been classified as discontinued operations. In addition as at December 31, 2006 the assets and liabilities of Paktel Limited are disclosed under the captions “Assets held for sale” and “Liabilities directly associated with assets held for sale”. The sale of Pakcom Limited was completed in June 2006 and the sale of Paktel Limited was completed in February 2007. For the six months ended June 30, 2007, Paktel Limited made a loss of $2.6 million (2006: loss of $31.8 million for Paktel Limited and Pakcom Limited together).

Comvik International (Vietnam) A.B.

Millicom has an 80% equity interest in Comvik International (Vietnam) AB (“Comvik”) which had entered into a Business Cooperation Contract (“BCC”) with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom has been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest since before the expiry of the BCC. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of June 30, 2007 and December 31, 2006, Comvik has been presented as an abandoned operation As such its assets and liabilities are still included under the relevant individual balance sheet captions.  For the six months ended June 30, 2007, the remaining operations in Vietnam made a profit of $3.1 million (2006: loss of $2.7 million).

Other

Other operations have been classified as discontinued operations in 2006, consisting mainly of Millicom Peru S.A.  All these operations were divested in the second half of 2006.

5. PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2007, Millicom acquired property, plant and equipment with a cost of $390.5 million (2006: $241.5 million). The charge for depreciation on Property, Plant and Equipment for the six months ended June 30, 2007 was $138.9 million (2006: $80.3 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Additions	390,450	241,483
Increase in supplier advances	14,017	61,323
Increase in vendor financing and payables for property, plant and equipment	(48,290)	(43,818)
Cash used for the purchase of property, plant and equipment	356,177	258,988

6. SHARE CAPITAL AND PREMIUM

During the first six months of 2007, 136,132 stock options were exercised by employees and directors of Millicom for a total net proceeds of $2.6 million recorded in share capital and premium. In addition, 57,957 shares were granted to employees as part of long term incentive plans, 13,600 shares were granted to senior management as bonus payments and 9,171 shares were granted to the Directors and employees of Millicom.

As of June 30, 2007, following the above exercise of stock options, the total subscribed and fully paid-in share capital and premium amounted to $381.5 million consisting of 100,900,740 registered common shares with a par value of $1.50 each.

For the six months ended June 30, 2007, the average number of shares outstanding was 100,811,717 (June 30, 2006: 100,110,793 excluding 68,741 average number of treasury shares in 2006).

7. SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plan (“LTIP”)

In May 2006 at the Annual General Meeting (“AGM”), it was proposed to no longer award share options to employees going forward, but instead award restricted Millicom shares to certain employees. The LTIP terms and conditions were finalized on March 15, 2007. The LTIP is based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits.

For the performance cycle from 2006 through 2008, the shares awarded vest 20% on March 15, 2007, 20% on December 31, 2007 and 60% on December 31, 2008, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date. 289,785 shares were granted on March 15, 2007 of which 57,957 shares vested immediately, 57,957 shares vest on December 31, 2007 and 173,871 shares vest on December 31, 2008. The shares granted are subject to a one-year holding period once the shares are vested.

For the performance cycle from 2007 through 2009, the shares awarded vest at the end of the three-year performance cycle, subject to actual earnings per share performance against pre-established targets. 415,265 shares were granted on March 15, 2007 which vest on December 31, 2009.

A charge of $9.1 million was recorded in relation to the LTIP’s for the six months ended June 30, 2007 (June 30, 2006: $1.9 million).

(b) Stock options

A charge of $0.3 million was recorded for the six months ended June 30, 2007 (June 30, 2006: $2.1 million).

(b) Other share grants

During the six month period ended June 30, 2007, the following shares have been granted to the Directors and employees of Millicom:

	Number of shares	Share price at date of grant	Expense ($’000)
Directors	5,154	85.86	443
Employees	4,017	80.39	323
	9,171		766

For the six months ended June 30, 2006 Millicom recognised compensation expense for shares granted in May 2006 but not issued until afterwards in the amount of $0.5 million for Directors and $2.1 million for employees.

8. DEBT AND FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest is accrued at an effective interest rate of 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

As of June 30, 2007, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $539.3 million (December 31, 2006: $538.7 million).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of June 30, 2007, none of the 4% Convertible Notes have been converted into ordinary shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of the notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of June 30, 2007 was $39.1 million (December 31, 2006: $39.1 million) and the value allocated to debt was $175.4 million (December 31, 2006: $171.2 million).

Analysis of debt and financing by maturity

The total amount of other debt and financing is repayable as follows:

	As of June 30, 2007	As of December 31, 2006
	(Unaudited)
	US $’000	US $’000
Due within:
One year	157,687	134,661
One – two years	146,394	108,401
Two – three years	324,824	138,408
Three – four years	141,696	273,343
Four – five years	181,182	142,960
After five years	684,291	695,883
Total debt, net	1,636,074	1,493,656

As at June 30, 2007, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $373.5 million (December 31, 2006: $516.0 million).

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of June 30, 2007 and December 31, 2006. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of June 30, 2007 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)
0-1 year	21,111	40,000	638	1,104	21,749	41,104
1-3 years	18,851	22,184	1,844	1,844	20,695	24,028
3-5 years	50,063	52,998	—	—	50,063	52,998
More than 5 years	27,463	106,250	—	—	27,463	106,250
Total	117,488	221,432	2,482	2,948	119,970	224,380

As of December 31, 2006:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)	(US $’000)
0-1 year	23,422	33,489	12,891	22,332	36,313	55,821
1-3 years	15,786	18,711	34,123	34,582	49,909	53,293
3-5 years	60,966	76,450	—	—	60,966	76,450
More than 5 years	41,547	196,121	—	—	41,547	196,121
Total	141,721	324,771	47,014	56,914	188,735	381,685

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

9. SEGMENTAL REPORTING

The four operational clusters in the Group are Central America, South America, Africa and Asia.

Revenues	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	519,995	337,987
South America	355,833	96,386
Africa	209,644	139,409
Asia	90,579	70,466
Total revenues	1,176,051	644,248

Operating profit	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	239,109	136,142
South America	55,518	25,217
Africa	32,998	36,479
Asia	19,597	18,340
Unallocated items	(32,291)	(20,918)
Operating profit	314,931	195,260

Revenues	Three months ended June 30, 2007	Three months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	270,520	181,420
South America	188,424	51,576
Africa	106,425	72,719
Asia	47,981	35,617
Total revenues	613,350	341,332

Operating profit	Three months ended June 30, 2007	Three months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US $’000	US $’000

Central America	124,083	74,793
South America	31,254	14,569
Africa	11,678	17,045
Asia	10,323	8,522
Unallocated items	(17,341)	(10,572)
Operating profit	159,997	104,357

10. JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	402,512	272,052
Operating expenses	(215,372)	(162,840)
Operating profit	187,140	109,212

	Three months ended June 30, 2007	Three months ended June 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	210,824	143,750
Operating expenses	(112,155)	(85,172)
Operating profit	98,669	58,578

11. TAXES

Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the six month periods ended June 30, 2007 and 2006. Variations in the effective tax rate are mainly the result of losses incurred at operating companies for which no tax benefit is allowed and net non tax deductible costs at the Corporate level, primarily due to interest on the 10% Senior Notes and the 4% Convertible Notes (see Note 8).

12. EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2006
	(Unaudited)	(Unaudited)
Basic computation

Net profit attributable to equity holders (US$’000)	446,765	67,261

Weighted average number of shares outstanding during the period (in ‘000)	100,812	100,111

Basic earnings per common share (US$)	4.43	0.67

Diluted computation

Net profit attributable to equity holders (US$’000)	446,765	67,261
Adjustment for conversion of the 4% Convertible Notes (ii)	8,224	—
Net profit used to determine diluted earnings per share (US$’000)	454,989	67,261

Weighted average number of shares outstanding during the period (in ‘000)	100,812	100,111
Adjustment for the conversion of the 4% Convertible Notes (ii)	5,737	—
Adjustments for Share options (in ‘000) (i)	1,171	918

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	107,720	101,029

Diluted earnings per common share (US$)	4.22	0.67

(i) As of June 30, 2007 and 2006, the Group included all outstanding stock options in the computation of diluted earnings per share.

(ii) For the six months ended June 30, 2006 the effect of the 4% Convertible Notes has not been included because to do so would have been anti-dilutive.

13. COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, including Latin America, Africa and Asia where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of June 30, 2007, the total amount of claims against Millicom’s operations was $55.6 million (December 31, 2006: $59.9 million) of which $20.5 million (December 31, 2006: $8.6 million) has been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Debt pledges and guarantees

Details of debt pledges and guarantees are contained in Note 8.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of June 30, 2007, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $448.6 million (December 31, 2006: $308.6 million) from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A.,its operation in Colombia, through loans and warranties. The maximum commitment is $405.1 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

14. RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The reconciliation of the reported net profit for the six months ended June 30, 2007 and 2006 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the reconciliation of the consolidated balance sheets as at June 30, 2007 and December 31, 2006 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below:

		Six months	Six months ended
		ended	June 30, 2006
	Item	June 30, 2007	(Restated (a))
		(unaudited)	(unaudited)
		US$’000	US$’000
Net profit for the period attributable to equity holders of the company reported under IFRS		446,765	67,261
Items increasing (decreasing) reported net profit (loss):
Adjustments relating to variable interest entities	(i)	116,618	63,132
Share-based compensation	(ii)	(7,706)	—
Purchase of minority interest	(iii)	(2,336)	610
Reclassification to shareholders’ equity of fair value adjustments on financial assets at fair value through profit or loss	(iv)	—	16,830
Adjustments related to debt	(v)	3,776	3,436
Adjustments to initial step-up in the value of licenses		—	258
Impairment of long-lived assets		—	168
Adjustment related to compensation received for the late delivery of network equipment	(vi)	—	(225)
Adjustments to income tax expense and minority interest:
Income tax expense		(15,621)	(10,710)
Minority interest		(102,593)	(52,125)
Net profit under U.S. GAAP		438,903	88,635

Presented as:
Net profit from continuing operations		180,051	120,677
Discontinued operations:
Profit (loss) from discontinued operations, net of taxes	(viii)	506	(34,125)
Gain on disposal, net of taxes		258,346	2,083
Profit (loss) from discontinued operations (b)		258,852	(32,042)
Net profit under U.S. GAAP		438,903	88,635

(a)                                 Comparative information has been restated for the U.S. GAAP accounting treatment of the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).

(b)           The tax impact of these items is $0.2 million in 2007 and $1.9 million in 2006.

	Six months ended	Six months ended June 30, 2006
	June 30, 2007	(Restated (a))
	(unaudited)	(unaudited)
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$1.79	$1.21
—from discontinuing operations	$2.56	$(0.32)
Basic profit per common share under U.S. GAAP	$4.35	$0.89

Weighted average number of shares outstanding during the period (in ‘000)	100,812	100,111

	Six months ended	Six months ended June 30, 2006
	June 30, 2007	(Restated (a))
	(unaudited)	(unaudited)
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:

—from continuing operations	$1.71	$1.18
—from discontinuing operations	$2.41	$(0.30)
Diluted profit per common share under U.S. GAAP	$4.12	$0.88

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	107,720	101,029

Summary US GAAP results

The table below provides information about revenues, operating profit and net profit from continuing operations under U.S. GAAP for the six months  ended June 30, 2007 and 2006:

		June 30, 2006
	June 30, 2007	(Restated)
	(unaudited)	(unaudited)
	US$’000	US$’000
Revenues from continuing operations	1,430,742	810,864
Operating profit from continuing operations (a)	416,428	255,675
Net profit reported from continuing operations (a)	180,051	120,677

(i) Adjustments relating to Joint Ventures

Joint Ventures consolidated under US GAAP

Millicom has determined that it has the following variable interest entities (“VIEs”) as defined by Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities: Cam GSM Company Limited, a joint venture of Millicom in Cambodia, Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and Telefonica Celular S.A. a joint venture of Millicom in Honduras. VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

 (a)                               Comparative information has been restated for the U.S. GAAP accounting treatment of the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).  Both the basic profit and diluted profit per common share remain unchanged after this restatement.

Information on the Group’s share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 10 to the interim condensed consolidated financial statements.

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method and only the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest are included in the consolidated financial statements.

U.S. GAAP Treatment

Under U.S. GAAP, Millicom is considered to be the Primary Beneficiary and consolidates its interests in the following VIEs: Cam GSM Company Limited, Comunicaciones Celulares S.A., and  Telefonica Celular S.A..

The different treatment of joint ventures under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net profit, after deducting minority interests, except for the reversal of negative goodwill and additional depreciation for Honduras (see below).  The impact on profit before tax and minority interests, and the offsetting impact on taxes and minority interests, is as follows:

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Impact on profit before tax and minority interests	122,630	66,676
Impact on income tax expense	(18,033)	(12,567)
Impact on minority interests	(104,597)	(54,109)
Impact on Net Profit	—	—

Joint Ventures not consolidated under US GAAP

IFRS Treatment

Under IFRS, Emtel Limited is consolidated using the proportional method.

U.S. GAAP Treatment

Under U.S. GAAP Emtel Limited is accounted for using the equity method.

Reconciling Effect

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited) is reflected in the summary balance sheet reconciliations on the following page.  There is no difference in net profit under IFRS and US GAAP.

Summary of Key Emtel Limited figures

Key figures under IFRS for 100% of Emtel Limited, in which Millicom holds a 50% interest, as of and for the six months ended June 30, 2007 and 2006 and December 31, 2006 is as follows:

	June 30, 2007	December 31, 2006
	(unaudited)
	US$ ’000	US$ ’000
Non-current assets	32,788	30,086
Current assets	16,622	15,644
Non-current liabilities	2,621	1,241
Current liabilities	19,038	19,980

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues	26,432	22,761
Gross profit	19,714	17,646
Net profit	7,788	6,656

Acquisition of Additional Interest in Honduras

On May 26, 2005, Millicom acquired an additional 16.67% interest in Telefonica Celulares S.A. (“Celtel”), its operation in Honduras, bringing total ownership interests to 66.67%.

IFRS Treatment

Although the total ownership represents a majority interest, Millicom does not have control over Celtel, which continues to be proportionally consolidated under IFRS. The purchase price allocation of the consideration paid for the additional 16.67% interest in Celtel resulted in a negative goodwill of $6.3 million, which was recognized in the consolidated statement of profit and loss in 2005. Millicom’s share of assets and liabilities of the 50% previously held interest has been kept at its historical value.

U.S. GAAP Treatment

Under U.S. GAAP, following the acquisition of the additional interest, Millicom determined that it is the primary beneficiary of Celtel and started consolidating it as of May 26, 2005.

Upon initial consolidation of Celtel, Millicom recognized 100% of the assets, liabilities and non-controlling interest at fair value, stepping up the values accordingly. As a result, Millicom computed $56.6 million of negative goodwill, which was allocated on a pro rata basis to all acquired assets, except some assets, as specified in SFAS 141 Business Combinations.

Reconciling Effect

As a result of the different treatment under U.S. GAAP, Millicom (i) reversed the $6.3 million of negative goodwill recognized in the consolidated statement of profit and loss under IFRS and reclassified it in the balance sheet, (ii) stepped up the assets and liabilities which had not been fair valued under IFRS, (iii) recognized the non-controlling interest at fair value, and (iv) recorded incremental depreciation and amortization under U.S. GAAP as a result of the step-up.

The net impact on profit from the additional depreciation and amortization charges amounts to $2.2 million for the six months ended June 30, 2007 (June 30, 2006: $2.2 million) following the consolidation of Telefonica Celulares S.A. as follows:

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Incremental depreciation and amortization	(6,012)	(5,988)
Impact on income tax expense	1,804	1,796
Impact on minority interests	2,004	1,996
Impact on Net Profit	(2,204)	(2,196)

Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom did not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“MH”), which were wholly-owned by Millicom, due to the existence of warrants, which enabled their holders to obtain 100% of GU and 52% of MH, that were exercisable and conveyed the ability to the warrant holders to control GU and MH. Instead, Millicom accounted for GU and MH as “Financial assets available for sale”. In May 2006 Millicom sold MIC USA, Inc. for $1 and disposed of GU and MH as part of the sale of MIC USA, Inc. MIC USA, Inc. was sold to Brookstone Partners LLP, an entity controlled by members of the Stenbeck family. Millicom realized a net gain of $6.1 million on the sale. Due to the existence of a revaluation reserve that was reversed as a result of the sale, no gain or loss was recorded on disposal.

U.S. GAAP Treatment

Under U.S. GAAP, GU and MH were considered variable interest entities and were consolidated before their disposal. On March 31, 2006, GU and MH were classified as discontinued operations.

Reconciling Effect

Under U.S. GAAP, the effect of consolidating GU and MH up to the date of disposal was an additional net profit from discontinued operations of $0.3 million in 2006. As the the carrying value of GU and MH were lower in U.S. GAAP compared to IFRS, an incremental gain of disposal of $2.1 million was recognized in 2006.

Total Reconciling Effect from VIEs

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
VIEs consolidated under US GAAP	122,630	66,676
Incremental depreciation on non-current assets recognized at fair value upon consolidation of Celtel	(6,012)	(5,988)
Consolidation of GU and MH showed as discontinued operations	—	2,444
Impact on profit before taxes and minority interests	116,618	63,132
Tax effect of the above adjustments	(16,229)	(10,771)
Effect on minority interests of the above adjustments	(102,593)	(52,113)
Impact on Net Profit	(2,204)	248

(ii) Share-Based Compensation

IFRS Treatment

In May 2006, a long term incentive plan was approved by the AGM. This plan awards restricted Millicom shares to certain employees based on performance measures and subject to a one-year holding period once the shares are vested (see note 7). Since the plan was approved at the AGM, the employees became aware of the plan at that date, therefore a charge of $7.7 million was recorded in 2006 (starting in May 2006) even though the corresponding shares were granted on March 15, 2007. For the period ended June 30, 2007 an expense of $6.7 million has been recorded.

U.S. GAAP Treatment

Under U.S. GAAP, when the service inception date preceeds the grant date, certain conditions have to be met in order for compensation expense to be recognized. As there was a substantive future service condition remaining following the grant date and as there was no market or performance conditions that needed to be satisfied between the service inception date and the grant date, these conditions were not met. Therefore, no compensation expense for 2006 was recorded for the long-term incentive plan. As the shares corresponding to the long-term incentive plan have been granted in the first quarter of 2007, the charge recorded for the period ended June 30, 2007 corresponds to the total amount recorded under IFRS from the start of the plan of $14.4 million (June 30, 2006: $1.9 million).

Reconciling Effect

An additional charge amounting to $7.7 million has been recorded for U.S. GAAP purposes for the period ended June 30, 2007 (June 30, 2006: $nil)

(iii) Purchase of minority interests

In late 2005 and 2006, Millicom purchased minority interests in Paraguay, Senegal, Tanzania, Sierra Leone, and terminated an option agreement for the acquisition of 30% Millicom’s operation in Ghana, for an aggregate purchase price of $83.2 million.

IFRS Treatment

Under IFRS, Millicom accounts for the excess of the purchase price over the carrying value of minority interests as goodwill.  Millicom aggregate goodwill of $73.5 million relating to these transactions.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 141 (“SFAS 141”), Business Combinations, acquisitions of additional interests after control is obtained are referred to as step acquisitions.  Each transaction is treated separately with fair value being assigned to assets and liabilities to the extent of the parent’s ownership.

Reconciling Effect

There were no material fair value adjustments identified for Paraguay and Sierra Leone. For each of the other step acquisitions, adjustments to the amounts recorded for intangible assets and goodwill, as well as the corresponding amortization amounts, have been recorded for U.S. GAAP purposes.

Adjustments to the Company’s IFRS consolidated balance sheet as at the date of acquisition and the related impact on amortisation and tax expense is as follows:

	Impact on Balance Sheet	Impact on Profit and Loss
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Subscriber lists	23,667	(1,972)
Licenses	9,242	(364)
Deferred tax liability and related tax expense	(8,632)	608
Net impact on goodwill and net profit	24,277	(1,728)

Summary of Reconciling Effect

	June 30, 2007	June 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Reversal of depreciation from acquisition of minority stake in Tanzania in 2004	—	610
Additional amortization	(2,336)	—
Sub-total	(2,336)	610
Income tax expense	608	—
Total reconciling effect	(1,728)	610

(iv) Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Under IFRS, Millicom recorded the fair value adjustments of its investment in Tele2 in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP these fair value adjustments should be recorded in shareholders’ equity within the caption “Other Reserves”

Reconciling Effect

As all 5% Mandatory Exchangeable Notes were exchanged by Millicom on August 7, 2006, there was no reconciling item for the period ended June 30, 2007.  In June 2006, Millicom reclassified an unrealized loss on the Tele2 shares of $16.8 million.

(v) Debt

4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $3.8 million recorded under IFRS for the six months ended June 30, 2007 is reversed under U.S. GAAP (June 30, 2006: $3.4 million).

(vi) Compensation received for damages suffered due to the late delivery of network equipment.

IFRS Treatment

Compensation received for losses suffered due to the late delivery of network equipment are recognised as “other operating income”.

U.S. GAAP Treatment

Compensation received for losses suffered due to the late delivery of network equipment are treated as a discount against the original cost of that equipment.

Reconciling Effect

Presented below is an analysis of the reconciling effect:

	Six months ended June 30
		2006
	2007	(Restated (a))
	(unaudited)	(unaudited)
	US$’000	US$’000
Reversal of other operating income	—	(1,103)
Depreciation charge adjustment	—	878
	—	(225)
Tax impact on adjustments	—	61
Minority interest	—	(12)
Net income impact	—	(176)

The reconciling effect in 2007 is immaterial in relation to the net profit under U.S. GAAP for that period.

(vii) Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

(a)                                 Comparative information has been restated for the U.S. GAAP accounting treatment of the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at June 30, 2007, is $13.4 million (December 31, 2006:  $14.4 million), comprised of $10.8 million for the 10% Senior Notes (December 31, 2006:  $11.3 million) and $2.6 million for the 4% Convertible Notes (December 31, 2006: $3.1 million).

(viii) Discontinued Operations

Reconciling Effect Summary

Presented below is an analysis of gain/ (loss) from discontinued operations under U.S. GAAP:

	Six months ended June 30
	2007	2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Paktel	(2,552)	(33,215)
Vietnam	3,058	(2,732)
Pakcom	—	1,461
Great Universal and Modern Holdings	—	361
Profit/(loss) from discontinued operations (a)	506	(34,125)
Gain on disposal	258,346	2,083
Gain from discontinued operations (b)	258,852	(32,042)

(a)          Excluding gains on disposals

(b)          The tax impact is $0.2 million for 2007  (2006: $1.9 million)

(ix)   Customer Acquisition Costs

IFRS Treatment

Under IFRS customer acquisition costs are classified under sales and marketing expenses.

U.S. GAAP Treatment

Under U.S. GAAP, customer acquisition costs are recorded as cost of sales.

Reconciling Effect

For the six months ended June 30, 2007 an amount of $163.5 million from continuing operations was reclassified from sales and marketing to cost of sales. At the end of June 2006 the total amount reclassified amounted to $95.6 million and included $7.9 million related to companies now presented as discontinued operations.

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of June 30, 2007:

Balance sheet as of June 30, 2007	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets	2,089,517	269,455	28,370	2,387,342
Current Assets	1,546,614	71,129	2,385	1,620,128
Total Assets	3,636,131	340,584	30,755	4,007,470

Shareholders’ Equity and Liabilities
Total Shareholders’ Equity	979,073	(13,723)	(8,176)	957,174
Minority Interest	72,650	182,076	(2,047)	252,679
Total Equity	1,051,723
Liabilities
Non-current liabilities	1,566,361	43,091	40,585	1,650,037
Current liabilities	1,018,047	129,140	393	1,147,580
Total Liabilities	2,584,408	172,231	40,978	2,797,617
Total Shareholders’ Equity and Liabilities	3,636,131	340,584	30,755	4,007,470

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2006:

Balance sheet as of December 31, 2006	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments (Restated (a))	Under U.S. GAAP Group (Restated)
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets	1,786,703	236,337	33,591	2,056,631
Current Assets	1,127,218	81,706	527	1,209,451
Total assets from disposal group classified as held for sale	407,073	—	—	407,073
Total Assets	3,320,994	318,043	34,118	3,673,155

Shareholders’ Equity and Liabilities
Total shareholders’ Equity	504,874	(11,519)	(10,224)	483,131
Minority interest	77,514	207,132	(2,047)	282,599
Total Equity	582,388
Liabilities
Non-current liabilities	1,442,716	38,173	43,740	1,524,629
Current liabilities	901,851	84,257	2,649	988,757
Total liabilities from disposal group classified as held for sale	394,039	—	—	394,039
Total Liabilities	2,738,606	122,430	46,389	2,907,425
Total Shareholders’ Equity and Liabilities	3,320,994	318,043	34,118	3,673,155

(a)                                  Comparative information has been restated under U.S. GAAP for the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).

Shareholders’ Equity Reconciliation:

The following significant equity differences arise under U.S. GAAP as of June 30, 2007 and December 31, 2006:

	June 30, 2007	December 31, 2006
	(unaudited)	(Restated)
	US$ ’000	US$ ’000
Shareholders’ equity under IFRS	979,073	504,874

Impact of liquidated damages received for the late delivery of network equipment (see item vi) (a)	(6,113)	(6,113)
Impact of 4% convertible notes (see item v)	(21,994)	(25,770)
Impact of goodwill amortized under IFRS before January 1, 2005, additional goodwill recognized on acquisition of subsidiaries and negative goodwill recorded as income under IFRS	24,844	24,844
Impact of purchases of minority interests (see item iii)	(4,913)	(3,185)
Subtotal	(8,176)	(10,224)
Impact of additional depreciation and amortization from acquisition of additional minority interest in Honduras (see item i)	(13,723)	(11,519)
Shareholders’ equity under U.S. GAAP	957,174	483,131

(a) Comparative information has been restated to recognise the cumulative impact for liquidated damages as a price discount of network  equipment under U.S. GAAP.

New U.S.GAAP Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits companies to choose to measure certain financial instruments and various other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective for the Company from January 1, 2008. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In May 2007, the FASB issued FSP FIN 48-1 (FASB Board Position). This FSP provides guidance defining when a tax position is considered effectively settled with the taxing authorities.  For purposes of applying paragraph 10(b) of FIN 48, settlement has effectively occurred if the taxing authority has completed all of its required or expected examination procedures, the enterprise does not intend to appeal or litigate any aspect of the tax position, and it is considered remote that the taxing authority would reexamine the tax position. The provision in this FSP, which are applied retrospectively to January 2007, had no effect on the Company consolidated financial statements.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 14 of the “Notes to interim condensed consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications group with operations in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have 16 mobile systems in 16 emerging markets in Central America, South America, Africa and Asia. As of June 30, 2007, the countries where we had mobile operations had a combined population of approximately 287 million. This means that 287 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 18 million (15.3 million on an attributable basis) as at June 30, 2007.

Our markets are attractive for mobile services due to low fixed and mobile penetration levels. Usage of fixed line telephony and mobile telephony services has historically been low in the countries in which we operate due to poor or insufficient infrastructure and low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets due to the continuing reductions in the cost of providing mobile services to the consumer and due to rising levels of disposable income.

Recent Developments

On February 13, 2007, Millicom completed the sale of its 88.86% in Paktel Limited to China Mobile Communications Corporation which finalized Millicom’s exit from Pakistan.

Operating Results

Millicom sold its operations in Pakistan in June 2006 and February 2007 and its operation in Peru in October 2006. These operations have been classified as discontinued operations.

The discussion below focuses on the results from continuing operations.

Six Months Ended June 30, 2007 and 2006

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

			Impact on
	Six Months Ended		Comparative Results
	June 30,		for Period
			Amount of	Percent
	2007	2006	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	1,176,051	644,248	531,803	83%
Cost of sales	(447,316)	(248,619)	(198,697)	80%
Sales and marketing	(198,920)	(92,610)	(106,310)	115%
General and administrative expenses	(192,740)	(94,577)	(98,163)	104%
Other operating expenses	(22,144)	(19,346)	(2,798)	14%
Other operating income	—	697	(697)	(100)%
Gain from sale of subsidiaries and joint ventures, net	—	5,467	(5,467)	(100)%
Operating profit	314,931	195,260	119,671	61%
Interest expense	(79,404)	(55,457)	(23,947)	43%
Interest and other financial income	25,690	14,021	11,669	83%
Other non operating income, net	240	(2,895)	3,135	—%
Profit from associates	1,781	655	1,126	172%
Charge for taxes	(87,624)	(47,850)	(39,774)	83%
Profit for the year from continuing operations	175,614	103,734	71,880	69%
Profit/(loss) for the year from discontinued operations, net of tax	258,852	(34,467)	293,319	—%
Minority interests	12,299	(2,006)	14,305	—%
Net profit for the year attributable to equity holders of the company	446,765	67,261	379,504	564%

Subscribers:  Total subscribers as of June  30, 2007 and 2006 by segment were as follows:

Subscribers	2007	2006	Growth
Central America	6,706,098	3,647,697	84%
South America	4,855,446	1,715,347	183%
Africa	3,954,080	2,689,513	47%
Asia	2,451,369	1,707,344	44%
Total	17,966,993	9,759,901	84%

Our worldwide total mobile subscriber base increased by 84% to 17,966,993 mobile subscribers as at June 30, 2007 from 9,759,901 mobile subscribers as of June 30, 2006. Growth was particularly strong in Central and South America, where we acquired our Colombian business with 1.9 million subscribers in the fourth quarter of 2006. Particularly significant percentage increases by operating company were recorded in the Democratic Republic of Congo (382%), Sierra Leone (166%), Chad (97%), Honduras (94%), El Salvador (84%), Guatemala (77%), Ghana (74%) and Paraguay (72%). This subscriber growth was driven by substantially higher capital expenditure in 2006 and in the first six months of 2007. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the number of points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques, for example e-PIN. Future subscriber growth is highly dependent on the level of capital expenditure invested in the business; increased points of sale; innovative product development and continued focus on a competitive value proposition.

Our attributable subscriber base increased to 15,286,606 mobile subscribers as at June 30, 2007 from 8,182,290 mobile subscribers as of June 30, 2006, an increase of 87%. Prepaid subscribers accounted for 95% or 17,051,085 of the total cellular subscribers.

Revenues:  Revenues for the six months ended June 30, 2007 and 2006 by segment were as follows:

Revenue	2007	2006	Growth
	USD ’000	USD ’000
Central America	519,995	337,987	54%
South America	355,833	96,386	269%
Africa	209,644	139,409	50%
Asia	90,579	70,466	29%
Total	1,176,051	644,248	83%

We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Revenue growth is driven by our triple “A” operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value-added services. In addition our new operation in Colombia has 2.3 million subscribers and added $198 million of revenue.

Total revenues increased by 83% for the six months ended June 30, 2007 to $1,176 million from $644 million for the six months ended June 30, 2006. The increase is mainly due to strong growth in the number of subscribers which increased by 84% to 18.0 million as of June 30, 2007 from 9.8 million as of June 30, 2006. Revenue growth was seen throughout Millicom’s segments and especially in Central America where revenues increased by 54% for the six months ended June 30, 2007. Revenue growth in Central America was partly driven by the implementation of per second biling in the first quarter of 2007. Whilst this temporarily adversely impacted revenue because it resulted in an effective 25% reduction in tariffs, price elasticity in these markets for our products has driven volumes significantly higher more than offsetting the reduction tariffs. Revenues also increased for the six months ended June 30, 2007 by 269% in South America due to the substantial growth in value-added services and helped by the addition of $198 million of revenues from Millicom’s new operation in Colombia. The increase in revenue for the six months ended June 30, 2007 was 50% in Africa and 29% in Asia.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where tigo was most recently launched. At the end of 2006 we rebranded our Colombia operation to tigo and at the beginning of 2007 we launched tigo in Sri Lanka, the Democratic Republic of Congo and the Lao People’s Democratic Republic. We expect this strategy to continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposable income. However, this might not happen immediately as we continue to see price elasticity amongst our existing customers and as to develop our valued added services. In addition, the performance of Millicom’s new operations in Colombia and the Democratic Republic of Congo will likely have a significant impact on revenues in the coming years.

A number of telecommunications regulators in the countries where we operate have reduced or are expected to reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results in overall increases in revenues.

Cost of sales:  Cost of sales increased by 80% for the six months ended June 30, 2007 to $447 million from $249 million for the six months ended June 30, 2006. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by the acquisition of our Colombian business. As a result of these factors, gross margin increased slightly to 62% for the six months ended June 30, 2007 compared to 61% for the three months ended June 30, 2006.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom’s investments in capital expenditure will impact depreciation in future years.

Sales and marketing:  Sales and marketing expenses increased by 115% for the six months ended June 30, 2007 to $199 million from $93 million for the six months ended June 30, 2006. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for tigo, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo at the end of 2006. As a percentage of revenues, sales and marketing expenses increased from 14% for the six months ended June 30, 2006 to 17% for the six months ended June 30, 2007.

Future sales and marketing costs will be impacted by the rollout of tigo into the remaining Millicom markets where it is not yet used and the expansion of the distribution network which requires higher spending on brand awareness and point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses:  General and administrative expenses increased by 104% for the six months ended June 30, 2007 to $193 million from $95 million for the six months ended June 30, 2006. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from the increase number of employees needed to manage the growth of the business. In addition, there was an increase in stock compensation costs as Millicom introduced a new long term incentive plan for its senior employees. As a percentage of revenues, general and administrative expenses slightly increased from 15% for the six months ended June 30, 2006 to 16% for the six months ended June 30, 2007.

We continue to seek ways to control our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies among the operating companies. We also are looking to centralize the negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses:  Other operating expenses increased by 14% for the six months ended June 30, 2007 to $22 million from $19 million for the six months ended June 30, 2006. This increase is mainly explained by the increased size of Millicom’s corporate staff and other group support functions to oversee and support the significant growth in the operating companies. This is offset by the costs in the six months ended June 30, 2006 associated with the strategic review which was carried during the first half of 2006 out as a result of the interest shown in Millicom by a number of other parties. Millicom is likely to further add to its corporate staff in the remaining six months of 2007 and in the coming years in order to manage and support further growth.

Operating profit:  Operating profit for the six months ended June 30, 2007 and 2006 by segment were as follows:

Operating profit	2007	2006	Growth
	USD ’000	USD ’000
Central America	239,109	136,142	76%
South America	55,518	25,217	120%
Africa	32,998	36,479	(10)%
Asia	19,597	18,340	7%
Unallocated	(32,291)	(20,918)
Total	314,931	195,260	61%

Total operating profit for the six months ended June 30, 2007 was $315 million compared with $195 million for the six months ended June 30, 2006. This increase in operating profit was due to the higher revenues. The operating profit margin fell slightly from 30% to 27% mainly due to Millicom’s operation in Colombia which was acquired in October 2006 and incurred an operating loss of $2 million for the six months June 30, 2007. Millicom expects this operation to record an operating loss for the next six months as it aggressively rolls out the triple “A” operating strategy for the company incurring sales and marketing and network rollout costs ahead of the related revenues. Beyond 2007, we expect this operation to start generating operating profits. The operating margin for the segments varied from 2006 to 2007 mainly as a result of the different stages of implementation of the triple “A” operating strategy among the companies. In most cases, the operations where the triple “A” model was implemented before 2006, mainly in Central and South America (excluding Colombia), were able to improve their operating margins. Those operations where the model has been implemented later, mostly our African operations and Sri Lanka, saw pressure on their operating margins as they incurred costs ahead of revenues to implement the model, rebrand to tigo, and grow their businesses.

In future, our operating profitability will depend on the ability of Millicom to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo in these countries takes full effect in 2008.

Interest expense:  Interest expense for the six months ended June 30, 2007 increased by 43% to $79 million from $55 million for the six months ended June 30, 2006. This increase arose primarily from additional borrowings in the operations. Interest costs for the operations will continue to increase as Millicom continues to arrange more of the funding for the growth in its operations through local borrowings.

Interest and other income:  Interest and other income for the six months ended June 30, 2007 increased by 83% to $26 million from $14 million for the six months ended June 30, 2006. This increase was mainly due to the interest income on the higher cash balances.

Other non operating income, net:  Other non operating income, net increased from an expenditure of $2.9 million for the six months ended June 30, 2006 to an income of $0.2 million for the six months ended June 30, 2007. This increase was mainly as a result of an exchange loss of $29.1 million for the six months ended June 30, 2006, partially offset by the net positive valuation movements on the Tele2 shares and related 5% Mandatory Exchangeable Notes for the six months ended June 30, 2006, versus an exchange gain of $0.2 million for the six months ended June 30, 2007, as a number of currencies strengthened against the dollar.

Charge for taxes:  The net tax charge for the six months ended June 30, 2007 increased to $88 million from $48 million for the six months ended June 30, 2006. This increase is due to the increased profitability of our operations in 2007. The Group’s effective tax rate slightly increased from 32% for the six months ended June 30, 2006 to 33% for the six months ended June 30, 2007. Variations in the effective tax rate are mainly the result of losses incurred at operating companies for which no tax benefit is allowed and net non tax deductible costs at the Corporate level, primarily due to interest on the 10% Senior Notes and the 4% Convertible Notes.

Net profit for the year attributable to equity holders of the company:  The net profit for the six months ended June 30, 2007 was $447 million, including a gain on the sale of its subsidiary in Pakistan (Paktel Limited) of $258 million, compared to a net profit of $67 million for the six months ended June 30, 2006. Profit from continuing operations increased to $176 million for the six months ended June 30, 2007 from $104 million for the six months ended June 30, 2006 for the reasons stated above. The profit from discontinued operations for the six months ended June 30, 2007 was $259 million compared to a loss from discontinued operations for the six months ended June 30, 2006 of $34 million. The profit in the six months ended June 30, 2007 was mainly due to the gain on sale of Paktel Limited of 258 million.

Debt

Millicom’s total consolidated indebtedness as of  June 30, 2007 was $1,636 million (December 31, 2006: $1,494 million) and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $549 million (December 31, 2006: $837 million).

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. For the six months ended June 30, 2007, we had a net exchange gain of $0.2 million. For the six months ended June 30, 2006, we had a net exchange loss of $29.1 million.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Liquidity and Capital Resources

Cash Upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company. For the six months ended June 30, 2007, we upstreamed $427 million (including $169 million in respect of the sale Paktel Limited, our previous operation in Pakistan) from 12 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the six months ended June 30, 2006 we upstreamed $113 million from 9 of the 16 countries in which we operated.

Cash Flows

For the six months ended June 30, 2007, cash provided by operating activities was $401 million compared to $198 million for the six months ended June 30, 2006.

Cash used by investing activities was $57 million for the six months ended June 30, 2007, compared to $336 million for the six months ended June 30, 2006. This decrease is mainly due to the cash generated by the sale of Paktel Limited, Millicom’s operation in Pakistan, in February 2007.

Net cash flow provided by financing activities amounted to $80 million for the six months ended June 30, 2007. For the six first months of 2006, financing activities provided total cash of  $45 million.

The net cash increase in the six months ended June 30, 2007 was $430 million compared to an outflow of $90 million for the six months ended June 30, 2006. Millicom had a closing cash and cash equivalents balance of $1,087 million as at June 30, 2007 compared to $507 million as of June 30, 2006.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the six months
	Ended June 30,
	2007	2006
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

Central America	110,954	49,360
South America	102,373	16,180
Africa	141,936	86,869
Asia	35,181	89,034
Unallocated	6	39
Total	390,450	241,482

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity. In our Asia segment for the six months ended June 30, 2006, $37 million (2007: nil) of the additions to property, plant and equipment related to our previous operation in Pakistan.

Corporate and Other Debt and Financing

As of June 30, 2007, we had total consolidated outstanding debt and other financing of $1,636 million (December 31, 2006: $1,494 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $373 million (December 31, 2006: $516 million).

Of the total consolidated outstanding debt and other financing,

•                  $539 million, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $175 million, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $921 was in respect to the indebtedness of our operating entities.

Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of June 30, 2007 was $39 million (December 31, 2006: $39 million) and the value allocated to debt was $175 million (December 31, 2006: $171 million).

Commitments

As of June 30, 2007, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $449 million (December 31, 2006: $309 million) all of which are due within one year.

Guarantees

As of June 30, 2007, we had outstanding guarantees for a total amount of $120 million (December 31, 2006: $189 million).

Item 3. UNRESOLVED STAFF COMMENTS

None.

Previous outstanding comments have been fully resolved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: August 27, 2007